FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	MICROLOGIX COMPLETES PHASE I CLINICAL TRIAL FOR THE PREVENTION OF HOSPITAL-ACQUIRED INFECTIONS CAUSED BY STAPHYLOCOCCUS AUREUS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    November 27, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE	TRADING SYMBOL: MBI (TSE/CDNX) MGIXF (US over the counter)
Investor Relations Contact: Arthur J. Ayres Micrologix Biotech Inc. Telephone: (604) 221-9666 Toll-Free: (800) 665-1968 Fax: (604) 221-9688

MICROLOGIX COMPLETES PHASE I CLINICAL TRIAL FOR THE PREVENTION OF HOSPITAL-ACQUIRED INFECTIONS CAUSED BY STAPHYLOCOCCUS AUREUS

Vancouver, July 26, 2000 - Micrologix Biotech Inc. has completed a US Phase I human clinical trial demonstrating the safety of MBI 853NL, an antibiotic drug being developed for the prevention of hospital-acquired infections caused by Staphylococcus aureus (S. aureus). Micrologix will present the results of this study to the FDA and intends to initiate the next phase of clinical trials in the fourth quarter of this year.

The Phase I trial was designed as a randomized, double-blind, placebo-controlled study to assess the safety and tolerability of MBI 853NL applied intranasally to 30 healthy volunteers who are persistent carriers of nasal S. aureus. These subjects were treated for five days with follow-up evaluations performed up to one month following treatment. Although the primary purpose of the study was to assess safety in humans, qualitative nasal cultures were also taken from all subjects three days following completion of therapy (on Day 8).

The results from this trial demonstrated that MBI 853NL is safe and well tolerated, with no absorption into the bloodstream. Additionally, all clinical chemistry and hematology test results were normal. At the tested dosage, S. aureus was not completely eliminated as organisms were detected in the nasal cultures taken on Day 8. Micrologix plans to initiate a dose-escalation study in the fourth quarter of this year to further establish safety and quantify the anti-S. aureus activity of MBI 853NL.

Background on Nasal Carriage of S. aureus

S. aureus is one of the most important causes of the two million hospital-acquired infections that occur each year in the US. This organism is carried in the nasal passages of up to 40% of healthy adults. Clinicians have known for decades that individuals who are nasal carriers of S. aureus are at an increased risk of developing serious staphylococcal infections. Nasal carriers of S. aureus have at least a 3.5-fold increased risk of developing a surgical wound infection, and in certain groups of dialysis patients, the risk of infection is increased by up to 14-fold. Additionally, patients are at risk of being infected by S. aureus carried in the noses of hospital care workers. Studies have shown that eliminating or reducing S. aureus nasal carriage lowers the incidence of hospital-acquired infections and thus should decrease the associated cost of medical care.

The current arsenal of antimicrobial drugs for addressing S. aureus carriage is very limited and is diminishing with the onset of resistance to these agents. Due to its unique mode of action, Micrologix's MBI 853NL has superb antibiotic properties, killing both sensitive and methicillin-resistant strains of S. aureus (MRSA) and, as demonstrated in preclinical studies, does not generate resistance itself. These qualities offer significant advantages for the use of MBI 853NL in the infection-control practices of hospitals as well as an adjunctive therapy aimed at reducing the incidence of postoperative and other S. aureus infections.

Corporate Profile

Micrologix Biotech Inc. is a biopharmaceutical company developing novel drugs to treat severe and life-threatening diseases-particularly those caused by antibiotic-resistant microorganisms. Micrologix's portfolio of antibiotic drug candidates is based on improved analogs of the anti-infective peptides found in the host defense systems of most life forms. These peptides overcome conventional antibiotic resistance and extensive research done by Micrologix and independent researchers indicates that it will be extremely difficult for resistance to develop to them. In addition to MBI 853NL, Micrologix has two other drugs currently in clinical trials in the US, MBI 226 for the prevention of catheter-related bloodstream infections and MBI 594AN for the treatment of acne. Under FDA fast track designation, the Company plans to initiate a Phase III clinical trial of MBI 226 in September 2000. Micrologix completed a Phase I clinical trial of MBI 594AN in June and anticipates initiating further clinical trials in the fourth quarter of 2000.

The foregoing news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always use the words "expects", "anticipates", "suggests", "plans", "believes" or "intends", or similar words and/or include statements concerning the Company's strategies, goals and plans, or state that certain actions, events or results "will" be taken, occur or be achieved. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others those described in the Company's annual report on Form 20-F, including the following: uncertainties related to early stage of development, technology and product development; dependence on future corporate collaborations; dependence on proprietary technology and uncertainty of patent protection; management of growth; future capital needs and uncertainty of additional funding; intense competition; manufacturing and market uncertainties; government regulation; product liability exposure and insurability.

The Toronto Stock Exchange and the Vancouver Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.